SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-12617

TRIGON HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

2015 Staples Mill Road
Richmond, Virginia 23230
(804) 354-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i) Rule 12g-4 (a)(1)(ii) Rule 12g-4 (a)(2)(i) Rule 12g-4 (a)(2)(ii) Rule 12h-3 (b)(1)(i)	[ ] [ ] [ ] [ ] [X]	Rule 12h-3 (b)(1)(ii) Rule 12h-3 (b)(2)(i) Rule 12h-3 (b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ]

Approximate number of holders of record as of the
certification or notice date: 0

            Pursuant to the requirements of the Securities Exchange Act of 1934, Anthem Southeast, Inc., an Indiana corporation and successor by merger to Trigon Healthcare, Inc., a Virginia corporation, has caused this certification/notice to be signed and filed on behalf of Trigon Healthcare, Inc., or its successor, by the undersigned duly authorized person. Trigon Healthcare, Inc. was merged into AI Sub Acquisition Corp., an Indiana corporation, which was then renamed to be Trigon Healthcare, Inc., and subsequently renamed Anthem Southeast, Inc.:

Dated: August 13, 2002

ANTHEM SOUTHEAST, INC. (as successor by merger to Trigon Healthcare, Inc.)
By:	/s/ George D. Martin

	Name: Title:	George D. Martin Treasurer